Exhibit 99.1

NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2010
FOR IMMEDIATE RELEASE: May 4, 2010
VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces net earnings and adjusted net earnings for the three months ended March 31, 2010 of $12.8 million, or $0.12 per diluted share, which includes a $1.6 million, or $0.02 per diluted share, positive impact for a correction to accumulated depreciation. This compares to financial statement net earnings of $19.9 million, or $0.19 per diluted share, and adjusted net earnings of $19.2 million, or $0.18 per diluted share, for the first three months of 2009. Adjusted net earnings is a non-GAAP financial measure and is defined below. In the first three months of 2010, the Company conducted 40 industrial auctions in 12 countries throughout North America, Europe, the Middle East, Central America, Asia and Australia. All dollar amounts in this release are presented in United States dollars.
Quarterly dividend
The Company is also announcing the declaration of another quarterly cash dividend of $0.10 per common share payable on June 11, 2010 to shareholders of record on May 21, 2010.
Gross auction proceeds and auction revenues
For the three months ended March 31, 2010 gross auction proceeds were $729 million (excluding the results of the auction of Apoise – see below) and auction revenues were $83 million compared to $798 million and $84 million, respectively, in the first quarter of 2009. Gross auction proceeds is a non-GAAP financial measure and is described below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 11.33% (or 10.75% including the results of the Apoise auction) for the first three months of 2010, compared to 10.48% for the first three months of 2009, mainly due to higher straight commission rates and fees earned as well as to the continuing strong performance of the Company’s underwritten business.
On March 30, 2010, the Company sold the megayacht Apoise on behalf of Dave Ritchie, co-founder of Ritchie Bros. Auctioneers, for more than €34 million ($47 million) at an unreserved public auction. The sale of Apoise broke the Company’s record for the highest value auction lot ever sold. The Apoise auction accounted for approximately $0.7 million of net earnings after tax, or $0.01 per diluted share, for the quarter ended March 31, 2010.
Bidders, buyers and sellers
The Company had approximately 77,000 bidder registrations at its industrial auctions in the first three months of 2010, of which over 21,000 were successful buyers. In the first three months of 2009, the Company had almost 74,000 bidder registrations, of which almost 21,000 were buyers.
In the first three months of 2010, Ritchie Bros. sold close to 62,000 lots on behalf of approximately 8,000 consignors. In the first three months of 2009, Ritchie Bros. sold close to 61,000 lots for approximately 7,000 consignors.

Average Ritchie Bros. auction
The Company’s auctions varied in size over the 12 months ended March 31, 2010, but the average Ritchie Bros. industrial auction attracted over 1,700 bidders who competed for over 1,400 lots consigned by 202 consignors. For the 12 months ended March 31, 2009, the average industrial auction attracted over 1,500 bidders, who competed for almost 1,400 lots consigned by 187 consigners. The average gross auction proceeds per industrial auction for the 12 months ended March 31, 2010 was $17.9 million (12 months ended March 31, 2009 – $17.8 million).
Online bidding statistics
Ritchie Bros. sold over $180 million worth of trucks, equipment, and other assets to online bidders during the first three months of 2010, representing an 11% increase compared to the first three months of 2009 (first three months of 2009 – over $166 million). Over 141,000 unique customers from over 195 countries have now registered and received approval to bid online at Ritchie Bros. auctions (March 31, 2009 – more than 105,000 customers from over 180 countries). Internet bidders represented approximately 26% of the total registered bidders at Ritchie Bros. industrial auctions for the quarter ended March 31, 2010, and they were the buyer or runner up bidder on 42% of the lots offered online at these auctions (first three months of 2009 – 33%). Since launching its real-time online bidding service in 2002, the Company has now sold almost $3.3 billion worth of trucks, equipment, and other assets to online bidders (March 31, 2009 – $2.6 billion) confirming Ritchie Bros.’ position as the largest seller in the world of used equipment and trucks to online buyers.
Innovations
During the first quarter, Ritchie Bros. continued to demonstrate its commitment to innovation through the introduction of new applications. The Company rolled out a new sales force automation tool to their sales representatives around the world. Also in the quarter, the Company commenced deployment of their new Timed Auction system to ten auction sites, allowing the Company to handle a high volume of lower value auction items as well as providing greater flexibility and convenience to their customers. The Company will continue to roll out the Timed Auction system throughout the world in the remainder of the year. Following the quarter, the Company launched its new 21 language website. This powerful new website, launched at the Bauma trade show in Germany, has many new features that will benefit current and future customers and will facilitate the development of deeper relationships with them.
Summary comments
“With lessons learned in 2009, we expected uncertain market conditions through much of the first quarter in 2010 and as anticipated, our first quarter gross auction proceeds declined relative to the first quarter of 2009. In spite of that decline, we achieved auction revenues that were generally consistent with the same period in 2009, reflecting our understanding of and our response to the current market environment Additionally, our investments in our people, places and processes in the past few years have, as anticipated increased our general and administrative and depreciation expense. These investments are a critical component of the Company's long term growth strategy.” said Peter Blake, Ritchie Bros. CEO.
Mr. Blake continued: “We continued to make great strides in executing our strategy in the first quarter of 2010 particularly in regards to our places and processes. We conducted grand openings at new auction facilities in Narita, Japan, Caorso, Italy, Vancouver, British Columbia, and Tipton, California. We also continued to demonstrate innovation with the implementation of our new, significantly more powerful website, the roll out of our Timed Auction system, and the deployment of our new sales force automation tool. Each of these innovations represent an important element of our strategy.”
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 40 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the three months ended March 31, 2010 at 8:00am Pacific Time (11:00am Eastern Time) on May 4, 2010. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; sustained signs of improvement in our major markets; productivity improvements from our sales force automation tool; efficiencies from our Timed Auction system; and our business model and growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009 and for the three months ended March 31, 2010, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Three months	Three months
	ended March 31,	ended March 31,
	2010	2009
	(unaudited)	(unaudited)

Gross auction proceeds (1)	$776,659	$798,291

Auction revenues (1)	$83,544	$83,675
Direct expenses (1)	10,685	8,853

	72,859	74,822
Expenses
Depreciation and amortization	6,409	6,989
General and administrative	46,407	39,818

Earnings from operations	20,043	28,015

Other income (expense)
Interest expense	(1,278)	(162)
Interest income	611	619
Foreign exchange gain (loss)(2)	(430)	697
Gain (loss) on disposition of capital assets	85	(45)
Other income	(278)	298

Earnings before income taxes	18,753	29,422

Income taxes	5,953	9,543

Net earnings (2)	$12,800	$19,879

Net earnings per share	$0.12	$0.19
Net earnings per share – diluted	$0.12	$0.19

Weighted average shares outstanding	105,412,766	104,895,776
Diluted weighted average shares outstanding	106,080,428	105,679,617

Net earnings in accordance with Canadian GAAP	$12,800	$19,879
Less: after-tax foreign exchange impact of financing transactions (2)	—	(664)

Adjusted net earnings	$12,800	$19,215

Adjusted net earnings per share	$0.12	$0.18
Adjusted net earnings per share – diluted	$0.12	$0.18

(1)	Gross auction proceeds, auction revenues and direct expenses for the three months ended March 31, 2010 include the results of auction of the Apoise for $46,790, $850 and $180 respectively.

(2)	Net earnings for the first three months of 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. No long-term intercompany loans were settled in the first three months of 2010 that resulted in a significant foreign exchange adjustment. The Company has highlighted this amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods. No long-term intercompany loans were settled in the first three months of 2010 that resulted in a significant foreign exchange adjustment.

Selected Balance Sheet Data (USD thousands)

	March 31, 2010	December 31, 2009
	(unaudited)

Current assets	$325,939	$198,707
Current liabilities	300,694	168,197

Working capital	$25,245	$30,510

Total assets	995,688	857,821
Long-term debt	133,966	130,394
Total shareholders’ equity	544,249	544,411
Selected Operating Data (unaudited)

	Three months	Three months
	ended March 31,	ended March 31,
	2010	2009

Auction revenues as percentage of gross auction proceeds(3)	11.33%	10.48%
Number of consignments at industrial auctions	7,902	6,876
Number of bidders at industrial auctions	76,527	73,995
Number of buyers at industrial auctions	21,479	20,818
Number of permanent auction sites	33	30
Number of regional auction units	7	8

(3)	For the three months ended March 31, 2010, the rate excludes the results of the auction of the Apoise. Including the results of the Apoise auction, auction revenues as a percentage of gross auction proceeds were 10.75%.

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com